Exhibit (d)(3)

GUARANTY AND PERFORMANCE AGREEMENT

This Guaranty, dated as of September 5, 2013 (this “Guaranty”), by Aktiebolaget SKF (the “Guarantor”) in favor of Kaydon Corporation, a Delaware corporation (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger among Atlas Management, Inc. (“Parent”), Dublin Acquisition Sub Inc., a Delaware corporation (“Acquisition Sub”), and the Guaranteed Party, dated as of the date hereof (as the same may be amended from time to time in accordance with its terms, the “Merger Agreement”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1.	Guaranty. To induce the Guaranteed Party to enter into the Merger Agreement, the Guarantor hereby irrevocably and unconditionally guarantees, as a primary obligor and not as a surety, to the Guaranteed Party, as and to the extent provided herein, the full and timely payment and performance by Parent and Acquisition Sub of all of Parent’s and Acquisition Sub’s respective covenants, obligations, undertakings, and liabilities for damages and otherwise under the Merger Agreement (collectively, the “Guaranteed Obligations”). The Guarantor acknowledges that it is receiving benefits in connection with providing this Guaranty.

2.	Terms of Guaranty.

(a)	This Guaranty is one of payment and performance, not collection.

(b)

The liability of the Guarantor under this Guaranty shall, to the fullest extent permitted under applicable Law, be absolute, unconditional and irrevocable. It is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantor hereunder which shall remain absolute and unconditional as described above: (i) the existence of any claim, set-off, defense, or other right that the Guarantor may have at any time against any person, including, without limitation, the Guaranteed Party (in each case other than any defense that Parent or Acquisition Sub may have that payment of the applicable Guaranteed Obligations is not owed, or performance of the applicable Guaranteed Obligations is not due or has been satisfied, pursuant to the terms and conditions of the Merger Agreement); (ii) any change, change of control, restructuring or termination of the corporate existence of the Parent or Acquisition Sub; (iii) any change in time, manner, place of payment, extension, renewal or any other terms of the Guaranteed Obligations, or (iv) any other circumstance or any existence of or reliance on any representation by the Guaranteed Party that might otherwise constitute a defense available to, or a discharge of, the Guarantor (in each case other than any defense that Parent or Acquisition Sub may have that payment of the applicable Guaranteed Obligations is not owed, or performance of the applicable Guaranteed Obligations is not due or has been satisfied, pursuant to the terms and conditions of the Merger Agreement). Furthermore, the Guarantor waives diligence, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, protest, promptness, obligation to protect, secure or perfect any security interest, notice of non-performance, default, dishonor and protest, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshaling of assets of Parent, Acquisition Sub or any other person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (in each case other than any defense that Parent or Acquisition Sub may have that payment of the applicable Guaranteed Obligations is not owed, or performance of the applicable Guaranteed Obligations is not due or has been satisfied, pursuant to the terms and conditions of the Merger Agreement).

(c)	The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Guaranty or acceptance of this Guaranty. The Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in the Guaranteed Party’s reliance upon this Guaranty, and all dealings between Parent, Acquisition Sub or the Guarantor, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guaranty. When pursuing its rights and remedies hereunder against the Guarantor, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Parent, Acquisition Sub or any other person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue such other rights or remedies or to collect any payments from Parent, Acquisition Sub or any such other person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent, Acquisition Sub or any such other person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party.

(d)	The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Acquisition Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned or restored for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made, and the Guarantee shall be reinstated and shall continue even if otherwise terminated.

3.	Agreement to Perform or Cause Performance. Guarantor shall be bound by the covenants set forth in Article V of the Merger Agreement as if Guarantor were a party to the Merger Agreement as “Parent” and shall cause each of its subsidiaries (including, without limitation, SKF USA Inc.) to comply with all such covenants as “Parent” under the Merger Agreement, including, but not limited to, taking or effecting any Divestiture Actions pursuant to Section 5.4 to the extent required by the Merger Agreement. In addition, the Guarantor shall cause Parent and Acquisition Sub to comply with and fully perform their respective obligations under the Merger Agreement.

4.

Sole Remedies. The Guaranteed Party agrees that it has no right of recovery in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby against the Guarantor, any former, current or future, direct or indirect, representative of the Guarantor, any former, current or future, direct or indirect, holder of any equity interests or securities of the Guarantor (whether such holder is a limited or general partner, member, stockholder or otherwise), any former, current or future assignee of the Guarantor or any former, current or future Representative or assignee of any of the foregoing (each such person, a “Related Person”), through Parent, Acquisition Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Acquisition Sub against the Guarantor or any Related Person, or otherwise, except for its rights against the Guarantor under this Guaranty. Recourse against the Guarantor under this

Guaranty shall be the sole and exclusive remedy of the Guaranteed Party and all of its affiliates against the Guarantor or any Related Person in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its affiliates and stockholders not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against the Guarantor or any Related Person, except for claims of the Guaranteed Party against the Guarantor under this Guaranty. Nothing set forth in this Guaranty shall affect any liability of Parent or Acquisition Sub. Except as provided in Section 5.7 of the Merger Agreement, this Guaranty is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for in the event the Effective Time shall have occurred, the rights of the Company’s stockholders and holders of Company Options, Restricted Stock, Company Performance Share and Company Phantom Shares to receive the Merger Consideration and the other payments contemplated by Section 2.3 of the Merger Agreement.

5.	Termination. This Guaranty shall terminate (other than Sections 2(d), 7, 8, and 10 through 18) and the Guarantor shall have no further obligation under this Guaranty as of the earliest to occur of (i) the Merger Closing and the full performance of Parent’s and Acquisition Sub’s obligations with respect to the payment of the Merger Consideration and the other payments contemplated by Article II of the Merger Agreement; (ii) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties; and (iii) the termination of the Merger Agreement under any circumstance other than pursuant to clause (ii) of this paragraph under circumstances wherein neither Parent, Acquisition Sub, or the Guarantor shall have any liability pursuant to the Merger Agreement or this Guaranty. Notwithstanding the foregoing, if on the date of termination of this Guaranty any proceeding to enforce this Guaranty has been commenced or written notice of intent to seek recovery has been sent by the Guaranteed Party to the Guarantor, Guarantor’s obligations hereunder shall survive such termination until such proceeding is finally and conclusively resolved.

6.	Continuing Guarantee. Until terminated pursuant to the provisions of Section 5 hereof, this Guaranty shall be a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, transferees and assigns. All obligations to which this Guaranty applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7.	Entire Agreement. This Guaranty constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Acquisition Sub and the Guarantor or any of their affiliates, on the one hand, and the Guaranteed Party or any of its affiliates, on the other hand, except for the Merger Agreement and the Confidentiality Agreement.

8.

Amendments and Waivers. No amendment or waiver of any provision of this Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Guaranteed Party or, in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Guaranty will operate as a waiver thereof.

9.	Counterparts. This Guaranty may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Guaranty by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Guaranty.

10.	Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission or e-mail of a .pdf attachment (providing confirmation of transmission; provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10):

if to Guarantor:

Aktiebolaget SKF

Group Legal 9205

Hornsgatan 1,

Göteborg 415 50

Sweden

Phone: +46 31 337 1718

Fax: +46 31 337 1691

E-mail: carina.bergfelt@skf.com

Attention:         General Counsel

with a copy (which shall not constitute notice) to each of:

Reed Smith LLP

225 Fifth Avenue

Pittsburgh, PA 15222

Phone: (412) 288-1272

Fax: (412) 288-3063

Email: KWells@ReedSmith.com

Attention:         Kristin I. Wells

Reed Smith LLP

2500 One Liberty Place

1650 Market Street

Philadelphia, PA 19103

Phone: (215) 851-8119

Fax: (215) 851-1420

Email: bminer@reedsmith.com

Attention:         Brian C. Miner

if to Guaranteed Party:

Kaydon Corporation

2723 South State Street

Suite 300

Ann Arbor, Michigan 48104

Phone: (734) 680-2025

Fax: (734) 680-2085

E-mail: joleary@kaydon.com

Attention:         James O’Leary, Chief Executive Officer

with a copy (which shall not constitute notice) to each of:

Paul Hastings LLP

75 East 55th Street

New York, New York

Phone: (212) 318-6448

Fax: (212) 230-7649

E-mail: lukeiovine@paulhastings.com

Attention:         Luke P. Iovine, III

Paul Hastings LLP

75 East 55th Street

New York, New York

Phone: (212) 318-6400

Fax: (212) 230-7834

E-mail: williamschwitter@paulhastings.com

Attention:         William F. Schwitter

11.	Governing Law; Specific Performance.

(a)	This Guaranty and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Guaranty or the actions of the Guarantor and the Guaranteed Party in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)

The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Guaranty in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Guaranty and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity in any such event and prior to the valid exercise of any termination right by the parties in accordance with Section 5. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Guaranty and to enforce specifically the terms and provisions of this Guaranty shall not be required to provide any bond or other security in connection with any such Order or injunction. The provisions of this Section 11(b) shall not restrict or limit the Guaranteed Party’s rights set forth in Section 12(b).

12.	Jurisdiction; Venue.

(a)	Except as set forth below in Section 12(b) below (which is at the exclusive option of the Guaranteed Party), each of the Guarantor and the Guaranteed Party hereby irrevocably submits to the exclusive jurisdiction of the Federal and state courts of the State of Delaware for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Guaranty or the actions of the Guarantor or the Guaranteed Party in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court. Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to this Guaranty, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 12 shall affect the right of any party to serve legal process in any other manner permitted by law, (ii) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any dispute arises out of this Guaranty, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that it will not bring any action relating to this Guaranty in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware and (v) expressly waives any objection, and agrees not to plead or claim, that any such action or proceeding has been brought in an inconvenient forum. Each of the Guarantor and the Guaranteed Party agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions (foreign or domestic) by suit on the judgment or in any other manner provided by law.

(b)	In alternative to Section 12(a) above, at the exclusive option of the Guaranteed Party, to be exercised in the Guaranteed Party’s sole and absolute discretion, any dispute, controversy or claim arising out of or relating to this Guaranty shall be finally settled by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce. The Arbitral Tribunal shall be composed of three arbitrators. The seat of arbitration shall be Delaware, U.S.A. The language of the arbitration shall be English.

13.	Representations and Warranties. Guarantor hereby represents and warrants to the Guaranteed Party as to each of the matters set forth on Annex I hereto.

14.	No Assignment. Neither the Guarantor nor the Guaranteed Party may assign its rights, interests or obligations hereunder (whether by operation of Law or otherwise) to any other person without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Guaranteed Party).

15.	Waiver of Jury Trial. EACH OF THE GUARANTOR AND THE GUARANTEED PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE ACTIONS OF THE GUARANTOR OR THE GUARANTEED PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

16.	Severability. Any term or provision of this Guaranty that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that this Guaranty may not be enforced without giving effect to the provisions of Sections 4 and 5 hereof. No party hereto shall assert, and each party shall cause its respective affiliates not to assert, that this Guaranty or any part hereof is invalid, illegal or unenforceable.

17.	Headings. The headings contained in this Guaranty are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

18.	Interpretation. The parties have participated jointly in the negotiation and drafting of this Guaranty. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Guaranty shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Guaranty. When a reference is made in this Guaranty to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Guaranty, unless otherwise indicated.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Guaranty as of the date first written above.

AKTIEBOLAGET SKF

By:	/s/ Carina Bergfelt
Name:	Carina Bergfelt
Title:	General Counsel and Senior Vice President, Group Legal and Sustainability

By:	/s/ Henrik Lange
Name:	Henrik Lange
Title:	Executive Vice President and Chief Financial Officer

GUARANTEED PARTY:

KAYDON CORPORATION

By:	/s/ James O’Leary
Name:	James O’Leary
Title:	Chief Executive Officer

Annex I

(a) Organization and Qualification. The Guarantor is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation. The Guarantor has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Guarantor Material Adverse Effect. As used herein, “Guarantor Material Adverse Effect” shall mean any change, event, effect, development, occurrence, state of facts or development that is materially adverse to the business, results of operations, properties, assets, liabilities or financial condition of Guarantor and its subsidiaries, taken as a whole which, individually or in the aggregate, would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other Transactions, or the Guarantor’s ability to enter into this Guaranty or perform it obligations hereunder.

(b) Certificate of Incorporation, Bylaws, and Other Organizational Documents. The Guarantor is not in violation of any provision of the Parent Organizational Documents, except as would not have, individually or in the aggregate, a Guarantor Material Adverse Effect. As used herein, “Guarantor Organizational Documents” shall mean the certificate of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of the Guarantor.

(c) Authority Relative to Guaranty. The Guarantor has all necessary corporate power and authority to execute and deliver this Guaranty, and to perform its obligations hereunder. The execution, delivery and performance of this Guaranty by the Guarantor have been duly and validly authorized by all necessary corporate action of the Guarantor, and no other corporate proceedings on the part of the Guarantor are necessary to authorize the execution and delivery of this Guaranty or to perform the obligations of the Guarantor hereunder. This Guaranty been duly and validly executed and delivered by the Guarantor and, assuming the due authorization, execution and delivery by the Guaranteed Party, this Guaranty constitutes a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

(d) No Conflict; Required Filings and Consents.

(i) None of the execution and delivery of this Guaranty by the Guarantor or compliance by the Guarantor with any of the provisions of this Guaranty will (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of the Guarantor , (ii) conflict with or violate any Law applicable to the Guarantor or by which any property or asset of the Guarantor is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Guarantor pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Guarantor is a party or by which the Guarantor or any property or asset of the Guarantor is bound, other than, in the case of clauses (ii) and (iii), for any such violations, breaches, defaults, rights, terminations, amendments, accelerations, or cancellations which would not have, individually or in the aggregate, a Guarantor Material Adverse Effect.

(ii) The execution and delivery of this Guaranty by the Guarantor or compliance by the Guarantor with any of the provisions of this Guaranty will not, require any consent, approval,

authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Guarantor Material Adverse Effect.

(e) Absence of Litigation. As of the date hereof, there is no claim, action, suit, proceeding, or investigation pending or, to the knowledge of the Guarantor, threatened against the Guarantor or any of its affiliates or any of their respective properties or assets at law or in equity, and there are no Orders by or before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Guarantor Material Adverse Effect.

(f) Absence of Certain Agreements. Except as contemplated by this Guaranty and the Merger Agreement, neither the Guarantor nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company (a) agrees to tender its shares of Company Common Stock in the Offer or, if required by applicable Law, to vote to adopt the Merger Agreement or the Merger or (b) agrees to vote against, or not to tender its shares of Company Common Stock in, any Superior Proposal.

(g) Capitalization. All of the issued and outstanding share capital of SKF USA Inc. is, and at the Effective Time will be, owned by the Guarantor. All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned by SKF USA Inc.

(h) DGCL Section 203. Neither the Guarantor nor any of its subsidiaries is, nor at any time during the last three (3) years has either the Guarantor or any such subsidiary been, an “interested stockholder” of the Guaranteed Party as defined in Section 203 of the DGCL.

(i) Parent Ownership of Company Securities. The Guarantor and its subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Guaranteed Party or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Guaranteed Party.

(j) SKF USA Inc. Financial Statements and Related Matters. The representations and warranties set forth in Section 4.16 of the Merger Agreement are true and correct in all material respects.